Mail Stop 3561

September 22, 2006

Ms. Joan Holstein Hilson
Executive Vice President and Chief Financial Officer
American Eagle Outfitters, Inc.
150 Thorn Hill Drive
Warrendale, Pennsylvania 15086-7528

      RE: **American Eagle Outfitters, Inc.**
               Form 10-K for Fiscal Year Ended January 28, 2006
               Filed April 5, 2006
               Forms 10-Q for Fiscal Quarters Ended April 29 and July 29, 2006
               File No. 0-23760

Dear Ms. Hilson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 28, 2006

Consolidated Balance Sheets, page 27

Consolidated Statements of Operations, page 28

1. Please tell us and disclose in future filings what items are included in the line item Other Income, net. Additionally, please tell us what specifically caused the significant increase in that balance between fiscal years 2004 and 2005 and between the six months ended July 30, 2005 and the six months ended July 29, 2006.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 32

Cash and Cash Equivalents and Short-term Investments, page 36

2. Please explain how you determined that your categorization of variable rate demand notes as short-term investments from cash and cash equivalents is a reclassification, as opposed to a change in accounting. In this regard, include in your response what information became available in the current year that led to your conclusions.

Merchandise Inventory, page 37

3. Please clarify for us and revise your disclosure in future filings to state whether you record merchandise at the shipping, destination, or some other point. In this regard, "FOB port" does not make this clear to readers.

4. Please fully describe to us the upgrades you made to your merchandise systems. We note that previously inventory was recorded when it arrived at one of your deconsolidation centers. Please tell us if the company assumed risk of loss and title when shipped by the manufacturer or when received by the company. Further, please tell us if the deconsolidation centers are where the company received the merchandise. Additionally, please tell us and revise future filings to disclose how this change was accounted for within the context of APB 20, *Accounting Changes*.

Gift Cards, page 42

5. Please tell us your basis for recording gift card service fees within selling, general & administrative expenses and what consideration you gave to recording the fees as other income.

Note 3. Related Party Transactions, page 44

6. Please tell us your basis in GAAP for netting proceeds and costs of sell-offs together in cost of sales and the respective amounts for the years ended January 28, 2006 and January 29, 2005.   Additionally, please include this item in your discussion of gross margin and the components of cost of sales in MD&A.

Item 9A Controls and Procedures, page 57

7. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please revise to state clearly, if true, that 1) your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and 2) that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been included in this filing.

Form 10-Q for Fiscal Quarter Ended April 29, 2006

Note 2. Summary of Significant Accounting Policies, page 6

Revenue Recognition, page 7

8. Please clarify for us the revenue recognition policy for your e-commerce sales. We note that on page 41 of the Form 10-K for the year ended January 28, 2006, disclosures indicate that you record revenue at the time the goods are shipped. However, the Form 10-Q for the quarter ended April 29, 2006 discloses that you record revenue based upon the estimated customer receipt date of the merchandise. If you have changed your policy subsequent to filing the Form 10-K for the year ended January 28, 2006, please disclose this in the footnotes to the financial statements of your next Form 10-Q. If the change had a material impact on net income, the appropriate discussion should be included in the MD&A. Additionally, tell us why the estimated receipt date is preferable to the point of shipment based on the criteria of SAB 104.

Form 10-Q for Fiscal Quarter Ended July 29, 2006

Note 2. Summary of Significant Accounting Policies, page 6

Cash and Cash Equivalents, Short-Term Investments and Long-term Investments, page 8

9. Please revise your disclosures in future filings to include your accounting policy for trading securities.

As appropriate, please revise your disclosures in future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Staff Accountant Ta Tanisha Henderson at (202) 551-3322, or in her absence, Donna DiSilvio at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief